UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

China Index Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share

Class B ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

16954W101**

(CUSIP Number)

Vincent Tianquan Mo

Fang Holdings Limited

Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**          This CUSIP applies to the American Depositary Shares of the issuer, evidenced by American Depositary Receipts, each representing one of one Class A ordinary share.  No CUSIP has been assigned to the Class A ordinary shares or Class B ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954W101

1.	Names of Reporting Persons. Fang Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,077,838 Class A Ordinary Shares 5,000,000 Class B Ordinary Shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,077,838 Class A Ordinary Shares 5,000,000 Class B Ordinary Shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,077,838 Class A Ordinary Shares 5,000,000 Class B Ordinary Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2% of the Class A Ordinary Shares 21.2% of the Class B Ordinary Shares (See Item 5) (1)
14.	Type of Reporting Person (See Instructions) CO

(1)         The percentage of the class of securities beneficially owned by the reporting person is calculated based on (i) 72,475,630 Class A ordinary shares and 23,636,706 Class B ordinary shares actually issued and outstanding of the Issuer as of March 31, 2020.

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No.1”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on January 6, 2020 (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Schedule 13D have the respective meanings set forth in the Original Schedule 13D. The address of the principal executive offices of the Issuer is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the NASDAQ Global Market under the symbol “CIH.”

Certain information contained in this Schedule relates to share ownership of persons other than the Reporting Person.  The Reporting Person expressly disclaim any liability for any such information and for any other information provided in this Schedule that does not expressly pertain to a Reporting Person.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

This Schedule is being filed by Fang, as an individual filing, pursuant to Rule 13d-1 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Act”).

Fang Holdings Limited (“Fang”), an exempted company incorporated under the laws of the Cayman Islands with limited liability, with its registered office is at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands, and its principal business address at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing, 100070, PRC. Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Please refer to the Form 20-F filed by Fang on May 27, 2020 for its shareholding information. Mr. Tianquan Mo (“Mr. Mo”), a PRC citizen, is the Chairman of the board of directors of Fang.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

Between December 31, 2019 and June 11, 2020, Fang purchased an aggregate of 731,962 ADSs representing 731,962 Class A Ordinary Shares in open market purchases as set forth in the table below.  Fang obtained the funds to purchase the ADSs from its working capital.

Date	ADSs Purchased	Underlying Class A Ordinary Shares	Price per ADS
05/29/2020	56,300	56,300	1.2474
06/01/2020	10,700	10,700	1.2841
06/02/2020	16,792	16,792	1.3947
06/03/2020	42,176	42,176	1.5819
06/04/2020	121,009	121,009	1.9886
06/05/2020	133,089	133,089	2.1022
06/08/2020	86,673	86,673	2.2152
06/09/2020	56,442	56,442	2.4242
06/10/2020	74,200	74,200	2.4066
06/11/2020	134,581	134,581	2.3265

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Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety to read as follows:

The Reporting Person acquired the Class A Ordinary Shares reported herein for investment purposes.  The Reporting Person may, from time to time, make additional purchases of Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for the Ordinary Shares and the ADSs, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors.  Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of their investments in the Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Ordinary Shares and the ADSs.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of the date hereof, Fang is the record holder of (i) 3,077,838 Class A Ordinary Shares, evidenced by ADSs, representing 4.2% of the issued and outstanding Class A Ordinary Shares, and (ii) 5,000,000 Class B Ordinary Shares, representing 21.2% of the issued and outstanding Class B Ordinary Shares. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information set forth in or incorporated by reference in Item 2, 3, 4 and 5 of this Schedule 13D and Item 5 of the Original Schedule 13D are incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1:	Purchase and Sales Agreement dated December 24, 2019 between the Buyer and the Sellers (Previously filed)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2020

FANG HOLDINGS LIMITED

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo
	Title:	Director

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Schedule A

Name	Present Principal Occupation or Employment and Business Address

Tianquan Mo (PRC citizen)	Chairman of Fang Holdings Limited and China Index Holdings Limited, c/o Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, PRC

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